UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-21244
CUSIP NUMBER 699462107

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
(Check One):	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PAREXEL International Corporation

Full name of registrant:

Former name if applicable:

195 West Street

Address of principal executive office (Street and number):

Waltham, Massachusetts 02451

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PAREXEL International Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ending June 30, 2016 (the “2016 Form 10-K”). On August 29, 2016, the due date for the 2016 Form 10-K, the Company received a report of an incident of misappropriation of corporate funds by an employee in one of the Company’s international operations. The Company is reviewing this matter and, accordingly, is unable to file the 2016 Form 10-K by the prescribed due date without unreasonable effort or expense. Based on the information currently available, the Company does not believe the amount of funds misappropriated to be material, but there can be no assurance in this regard until the Company completes its review. The Company expects to file the 2016 Form 10-K as soon as reasonably practicable, and, at this time, the Company anticipates that it will be able to do so within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act, as amended.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the review described above uncovers additional misappropriation of funds or other potential malfeasance. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Emma Reeve	(781) 487-9900
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PAREXEL International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2016	PAREXEL International Corporation (Registrant)

/s/ Emma Reeve
Emma Reeve Corporate Vice President and Interim Chief Financial Officer